Exhibit 99.1

For Immediate Release	January 18, 2022

The Valens Company Reviews 2021 Milestones & Announces Virtual Investor Day

The Valens Company to host virtual Investor Day on February 7, 2022

Kelowna, B.C., January 18, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to provide a summary of key milestones and achievements made by the Company in 2021.

The Company is also pleased to announce it will hold a virtual investor day on February 7, 2022 at 11:00 AM ET. Valens executive management team will discuss 2022 corporate initiatives including recent developments, financial objectives, acquisition updates, and will provide insights into the Company’s operations. The Company will send out more information to analysts and investors closer to the date for anyone who is interested in attending the virtual event.

“We recognize 2021 was an especially tough year for cannabis and small-cap growth investors. This is top of mind for Valens management as we too are committed shareholders of Valens,” said Tyler Robson, Chief Executive Officer and Chair of The Valens Company. “In addition to the overall industry and economic challenges of 2021, supply-chain issues disrupted the flow of goods across the world. We nevertheless worked to increase operational efficiencies and succeeded in accelerating our business plan, expanding our presence into the world of branded products and finished-goods manufacturing. We are now very well-positioned to drive revenue growth in 2022, drive further cost efficiencies following a very acquisitive 2021, go after targeted marketing opportunities, and become a competitive force globally. Looking to the future, we continue to believe in the significant potential of the cannabis industry, and we are now more excited than ever by the long-term opportunity for The Valens Company shareholders.”

The Valens Company’s 2021 Milestones:

Sales & Corporate Achievements:

•	Successfully transitioned the business model from toll processing to finished product manufacturing to branded product sales in 18 months
•	As of Q3 2021, product sales including both provincial sales and B2B sales of finished goods represented 93.0% of revenue up from 48.0% in Q1 2020
•	Higher-margin B2C segment represented 49.0% of revenue in Q3 2021 up from 25.0% in Q1 2021 and Valens expects B2C to be 75% to 85% of revenue in 2022 after the Citizen Stash acquisition
•	One of the fastest growing LPs in Canada, with robust provincial listings’ growth of 141% from Q1 2021 to Q3 2021, 181 Canada-wide provincial listings by the end of Q3, and a total of 248 subsequent to quarter end (including 27 new approvals and the 40 provincial listings held by Citizen Stash)
•	Aggregate consumption-level retail sales increased 76.5% in Q3 2021 compared to Q2 2021 based on Hifyre data for Alberta, Ontario, and British Columbia
•	Optimized B2B operations to align with the fewer, bigger, better promise with the addition and expansion of seven manufacturing partnerships including three of the top seven Canadian licensed producers by market share, reducing working capital risks

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

1 | Page

Product & Brand Achievements:

•	Verse BC God Bud 28g became a top 5 best-selling SKU in the flower category in Alberta, Ontario, and British Columbia during the Q4 2021 period from September to November, and was the 2nd ranked best-selling SKU across all categories in Alberta, Ontario, and British Columbia during December 2021 according to Hifyre after only 7 months in market
•	Increased cannabis-infused beverage market share from 5.5% in Q1 2021 to 10.0% in Q4 2021 in Alberta, Ontario, and British Columbia, ranking 3rd in the category among all licensed producers according to Hifyre, before being able to reap the benefits of the Pommies beverage facility which was licensed in late November 2021
•	Ranked 6th amongst all licensed producers in the vape category by market share in Alberta, Ontario, and British Columbia during Q4 2021 based on Hifyre data not including any B2B LP sales activities in the category
•	Ranked 10th amongst all licensed producers in the edibles category by market share in Alberta, Ontario, and British Columbia during Q4 2021 based on Hifyre data not including any B2B LP sales activities in the category

Operational Achievements:

•	Successfully commissioned the K2 facility, enabling Valens to fully leverage its low-cost cannabis platform to drive product sales, accelerate entry into new innovative product verticals and increase output volumes
o	Launched flower, pre-rolls, and topicals as new product verticals in 2021
o	Doubled vape manufacturing capacity in 2021
o	Installed pre-roll manufacturing equipment in May 2021 at our Kelowna facility, producing 3.2 million pre-rolls in 2021 with a capacity to produce 8.6 million pre-rolls annually
o	Installed Nitrotin packing line, with a capacity to produce 720,000 units of 3.5g premium flower offering
•	Successfully commissioned the Pommies facility, providing Valens with an additional 30,000 square feet of licensed production and manufacturing space to execute on its cannabis-infused beverage commercialization and distribution strategy. Pommies can produce more than 8 million units per year on a single shift, and can produce cannabis-infused beverages in both cans and PET bottles across various sizes and formats

Acquisitions:

•	Successfully completed four strategic acquisitions, expanding domestic and global distribution reach with products available in eight provinces and territories, 50 states, and 10 countries. Through these acquisitions Valens has increased the total addressable market by leveraging leading brands in all respective cannabis categories
•	Expanded edible product capabilities through the acquisition of LYF Food Technologies Inc. Post-acquisition, Valens has brought to market innovative edible products using natural ingredients such as Double Chocolate Brownie, Toffee Crunch Milk Chocolate Bites, Peanut Butter Cups, and Very Cherry Soft Chews
•	Entered the US with the acquisition of Green Roads, a top 10 CBD brand by market share(1) with distribution across over 7,000 retail locations, a robust DTC e-commerce platform, over 30,000 five-star reviews, and products available in 10 countries
•	Strategic expansion into premium flower-based categories with the acquisition of Citizen Stash. Valens now has access to an industry leading catalogue of genetics, and contract grow relationships to quickly expand consumer offerings
•	Entered the value segment through the acquisition of Verse Cannabis offering a wide selection of high-quality products, providing consumers an array of cannabis consumption experiences without the uncomfortably high price point

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

2 | Page

Capital Stewardship:

•	Maintained the highest cannabis revenue per dollar invested amongst Canadian cannabis peers by investing in the right assets and opportunities to create long-term shareholder value

NASDAQ Listing:

•	As part of our capital markets strategy the Nasdaq listing positioning Valens and its shareholders for greater access to liquidity, increased corporate visibility, and a broader shareholder base in 2022

“On behalf of the executive team and board of directors, we would like to thank our shareholders, customers, and consumers for their continued support,” said Tyler Robson, Chief Executive Officer and Chair of The Valens Company “I’m exceptionally proud to say that we have achieved so many milestones that we set for 2021 including expanding our domestic distribution network, entering the US CBD market and becoming a leading B2C consumer products company with five leading brands in targeted categories, from zero at the beginning of the year.

Mr. Robson noted that, “The acquisitions we made in 2021 were targeted at achieving specific strategic objectives and are expected to demonstrate their significance for the company as we move through 2022. These acquisitions are expected to play a key role in gaining operational efficiencies and achieving margin expansion as we increase our focus in these areas and strive to unlock their significant value for our shareholders. Furthermore, we plan to continue to build on our manufacturing partnerships, while strategically deploying capital resources to bolster our manufacturing platform and execute on our growth strategy in Canada as well as the United States. Moving into 2022, our capital markets strategy will be focused on increasing institutional and public investor outreach to strengthen our long-term relationship with our valued investor community.”

At Valens, it’s Personal.

Sources:

(1) Based on estimates from Brightfield for latest quarterly period (Q3 2021)

B2C segment includes Green Roads & Provincial Sales

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

3 | Page

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson

VLNS@kcsa.com

1.212.896.1233

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

4 | Page

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

5 | Page